VF
12-8-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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04014359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
NOV 26 2004
WASH. D.C. 213 SECTION

SEC FILE NUMBER
8 - 27111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Madison Equity Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street
(No. And Street)

New York, (City) NY (State) 10155-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Wise (212) 759-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
DEC 10 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Harry H. Wise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Equity Capital Corp., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature: Susan E. VanVelson]
SUSAN E. VANVELSON
Notary Public, State of New York
Notary Public
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

MADISON EQUITY CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Madison Equity Capital Corp.:

We have audited the accompanying statement of financial condition of Madison Equity Capital Corp. (the "Company") as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Madison Equity Capital Corp. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
November 8, 2004

MADISON EQUITY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 13,679
TOTAL ASSETS	$ 13,679

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expense payable	$ 4,200
Payable to affiliate	311
TOTAL LIABILITIES	4,511
Shareholder's Equity:	
Common Stock, no par value, authorized – 200 Shares; issued and outstanding – 1 Share	1,000
Additional paid-in capital	143,823
Earnings deficit	(135,655)
TOTAL SHAREHOLDER'S EQUITY	9,168
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 13,679

The accompanying notes are an integral part of this financial statement.

MADISON EQUITY CAPITAL CORP.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Madison Equity Capital Corp. (the "Company") is registered with the Securities and Exchange Commission as a broker/dealer and a member of the National Association of Securities Dealers, Inc. Its primary business is marketing limited partnership interests in private investment partnerships. These partnerships include, but are not limited to, multi-strategy investment partnerships, oil and gas related private placements, commodity pools and real estate ventures.

The Company recognizes commission income when an offering is complete and the entity is formed.

The Company incurs selling expenses in the form of commission incentives and finder's fees in connection with securing additional investors.

For financial statement purposes, the Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At September 30, 2004, the Company's net capital and excess net capital were $9,163 and $4,163, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Revenues:

The Company earns substantially all of its revenues from marketing limited partnership interests in partnerships in which an affiliate, H.W. Associates, Inc. ("HWA"), is the general partner.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued):

Expenses:

HWA incurs certain operating and administrative expenses on behalf of a group of affiliated entities including the Company, and allocates these expenses on a basis determined by HWA.

NOTE 4 - INCOME TAXES:

The Company is taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required since the Company's taxable income is reported by the stockholder. The Company remains liable for minimum New York State franchise and New York City corporate taxes.

The company has net operating loss carryforwards of approximately $72,000 for New York State and $69,000 for New York City income tax purposes expiring in 2006 through 2024.